SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 eNote.com, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   29355N 10 9
                                 (CUSIP Number)

                                John R. Varsames
                              185 Allen Brook Lane
                                  P.O. Box 1138
                            Williston, VT 05495-1138
                                 (802) 288-9000

                                 with a copy to:

                             Thomas E. Molner, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 715-9100

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  April 5, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:
| |

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

------------------------------                      ---------------------------
CUSIP No. 29355N 10 9               13D                  Page 2 of 7 Pages
------------------------------                      ---------------------------

--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John R. Varsames
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)      | |
                                                              (b)      | |
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS

       OO (see Item 3)
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)
                                                                       | |
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                 NUMBER OF          7         SOLE VOTING POWER
                   SHARES
                BENEFICIALLY                  7,350,000 (see Item 5)
                  OWNED BY    --------------------------------------------------
                    EACH            8         SHARED VOTING POWER
                 REPORTING
                   PERSON                     None
                    WITH      --------------------------------------------------
                                    9         SOLE DISPOSITIVE POWER

                                              None
                              --------------------------------------------------
                                   10         SHARED DISPOSITIVE POWER

                                              7,080,000 (see Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,350,000 (see Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                 | |
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       73.1%*
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

* Based on 10,049,481 shares outstanding of Common Stock at June 30, 1999.

------------------------------                    ----------------------------
CUSIP No. 29355N 10 9                   13D              Page 3 of 7 Pages
------------------------------                    ----------------------------

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Heidi A. Varsames
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)      | |
                                                              (b)      | |
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO (see Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)
                                                                         | |
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
            NUMBER OF           7         SOLE VOTING POWER
             SHARES
           BENEFICIALLY                   None (see Item 5)
             OWNED BY     ------------------------------------------------------
              EACH              8         SHARED VOTING POWER
            REPORTING
             PERSON                       None
              WITH
                           -----------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          None
                           -----------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          7,080,000 (see Item 5)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,080,000 (See Item 5)
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                         | |
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       70.5%*
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

* Based on 10,049,481 shares outstanding of Common Stock at June 30, 1999.

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

         (a) This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock") of eNote.com, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 185 Allen Brook Lane, P.O. Box 1138, Williston, Vermont 05495-1138.

Item 2.  Identity and Background.

     (a) This statement is filed on behalf of John R. Varsames ("Mr. Varsames") and Heidi A. Varsames ("Mrs. Varsames" and together with Mr. Varsames, the "Reporting Persons").

     (b) The business address of the Reporting Persons is c/o John R. Varsames, 185 Allen Brook Lane, P.O. Box 1138, Williston, Vermont 05495-1138.

     (c) Mr. Varsames is the President and Chief Executive Officer of the Issuer. Mrs. Varsames is a real estate broker at Lang Associates, with residential and commercial real estate brokerage as its principal business and offices at 550 Hiensberg Road, South Burlington, Vermont 05403.

     (d) The Reporting Persons have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the five years prior to the date hereof, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Persons are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

                  On April 5, 1999, the Issuer acquired all of the stock of Navis Technologies, Ltd. ("Navis") in a transaction whereby the stockholders of Navis exchanged all of their Navis stock with the Issuer for 8,000,000 shares of Common Stock (the "Navis Transaction"). As the holder of 93.28% of the then outstanding Navis stock, the Reporting Persons received 7,100,000 shares of Common Stock in the Navis Transaction.


                                Page 4 of 7 Pages

Item 4.  Purpose of Transaction.

                  Pursuant to a Reorganization Agreement, dated April 5, 1999, (the "Navis Agreement"), between and among the Issuer, Navis and the stockholders of Navis, promptly after compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, the Issuer's Board of Directors shall have a meeting at which all of the then-directors shall elect as members of the Issuer's Board of Directors (the "Board") such individuals as the former stockholders of Navis shall designate to the Issuer in writing (the "Navis Designation Right") and shall then resign. It is anticipated that as a result of the Navis Designation Right, Mr. Varsames shall be appointed a director of the Issuer. The Navis Designation Right is expressly subject to the provisions of a Purchase and Sale Agreement, dated April 6, 1999 (the "Friedlander Agreement"), between the Issuer and Friedlander International Limited ("Friedlander"), which provides that: (A) until the sooner of (i) the fifth anniversary of the date of the Friedlander Agreement and (ii) such time as Friedlander is the beneficial owner of less than 10% of the issued and outstanding voting securities of the Issuer, Friedlander shall be entitled to appoint two members of the Board; and
(B) the Issuer shall promptly take such action as may be required to amend its By-laws to provide that, for so long as Friedlander has a right to appoint two members of the Board, the total number of members constituting the entire Board shall not exceed seven.

                  Except as indicated in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to, or would result in, any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. The Reporting Persons may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deem it appropriate. The Reporting Persons may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

Item 5.        Interest in Securities of Issuer.

               (a) The Reporting Persons are husband and wife, and share beneficial ownership of 7,080,000 shares of the Issuer reported herein. Mr. Varsames may be deemed beneficially to own 7,350,000 shares or 73.1%* of the Common Stock. Mrs. Varsames may be deemed beneficially to own 7,080,000 shares or 70.5%* of the Common Stock.

               (b) Mr. Varsames has the sole power to vote or to direct the vote of the shares reported herein as beneficially owned by Mr. Varsames pursuant to the proxies, which are attached hereto as Exhibit B, of James D. Richards III ("Mr. Richards"), Mrs. Varsames and Mr. and Mrs. Varsames' daughters, Kristen Varsames and Lori A. Varsames ("Kristen and Lori Varsames"), granting him such power. Of the shares reported herein as beneficially owned by Mr. Varsames, Mr. Varsames shares the power to dispose or direct the disposition of 7,080,000 shares of Common Stock with Mrs.
                    Varsames.   Mr.

 ----------------

* Based on 10,049,481 shares outstanding of common stock at June 30, 1999.

                                Page 5 of 7 Pages

                    Varsames does not have the power to dispose or direct the disposition of the 250,000 shares of Common Stock held of record by Mr. Richards or the 20,000 shares of Common Stock held of record by Kristen and Lori Varsames.

               (c) Other than the Navis Transaction, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer in the past 60 days.

               (d)&(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Mr. Varsames has the sole power to vote or to direct the vote of the shares reported herein as beneficially owned by Mr. Varsames pursuant to the proxies, which are attached hereto as Exhibit B, of Mr. Richards, Mrs. Varsames and Kristen and Lori Varsames, granting him such power. Mr. Richards' proxy expires upon the occurrence of certain events defined therein, and, in any event, upon the expiration of one year from April 13, 1999.

                  7,100,000 shares of the Common Stock reported herein as beneficially owned by the Reporting Persons were transferred to the Reporting Persons in the Navis Transaction pursuant to the Navis Agreement (see Items 3 and 4). The Navis Agreement and the Friedlander Agreement provide the Reporting Persons, as former stockholders of Navis, with the right to have certain designees elected to the Board of Directors of the Issuer (see Item 4).

                  Except as indicated in this Schedule 13D and the exhibits hereto, there is no contract, arrangement, understanding or relationship between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A(1):   Agreement  of Joint  Filing of Schedule 13D dated as of
                         September 9, 1999.

         Exhibit B(1):   Proxies of Heidi A. Varsames, Kristen Varsames and Lori
                         A. Varsames, each dated as of April 5, 1999, and the Proxy of James D. Richard III, dated April 13, 1999.

         Exhibit C(2):   Reorganization Agreement,  dated April 5, 1999, between
                         and among the Issuer, Navis and the stockholders of Navis.

         Exhibit D(2):   Purchase  and Sale  Agreement,  dated  April  6,  1999,
                         between the Issuer and Friedlander.

-----------------------------
(1)      Exhibits A and B are filed herewith.
(2) Exhibits C and D were previously filed with, and are incorporated herein by reference to, the Company's Current Report on Form 8-K filed April 20, 1999.

                                Page 6 of 7 Pages

                                    SIGNATURE


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Dated:  September 9, 1999
           Williston, VT                    /s/ John R. Varsames
                                            -----------------------------------
                                            JOHN R. VARSAMES




                                            HEIDI A. VARSAMES

                                            /s/ John R. Varsames
                                            -----------------------------------
                                            By: John R. Varsames
                                            Authorized signatory(pursuant to the
                                            proxy of Heidi A. Varsames
                                            attached  hereto as Exhibit B)


                                Page 7 of 7 Pages

                                    EXHIBIT A

                                  AGREEMENT OF

                          JOINT FILING OF SCHEDULE 13D


                  The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of eNote.com, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


Dated:  September 9, 1999
           Williston, VT                    /s/ John R. Varsames
                                            --------------------
                                            JOHN R. VARSAMES




                                           HEIDI A. VARSAMES

                                           /s/ John R. Varsames
                                           -----------------------------------
                                           By: John R. Varsames
                                           Authorized signatory (pursuant to the
                                           proxy of Heidi A. Varsames
                                           attached  hereto as Exhibit B)

                                                                       Exhibit B

                                      PROXY

            The undersigned, Heidi A. Varsames, being the joint holder of 7,080,000 shares of common stock, $.01 par value, of eNote.com, Inc., a Delaware corporation (the "Company") (together with any shares of the Company which the undersigned may acquire subsequent to the date hereof, the "Shares"), held jointly with John R. Varsames, does hereby irrevocably constitute and appoint John R. Varsames her true and lawful attorney, agent and proxy, to vote any or all of the Shares on her behalf and in her name, place and stead, as her proxy and representative, including without limitation to vote the Shares in any election of directors of the Company and on any proposal submitted to shareholders of the Company which may result in the merger, consolidation, liquidation, reorganization or sale of all or substantially all of the assets of the Company, and otherwise to exercise all voting rights and to enter into agreements, on her behalf, with respect to the Shares in the same manner and to the same extent as if he were the sole and absolute owner thereof in his own right; and full power and authority are hereby conferred upon John R. Varsames to do all such things within the power of a shareholder as may be incident to the foregoing, including without limitation to attend meetings of the shareholders of the Company or any continuations or adjournments thereof on the undersigned's behalf, with full power of substitution and revocation and with all the powers she would possess if personally present thereat, or to consent in writing on the undersigned's behalf to any action of the shareholders of the Company, or to file, on her behalf, any reports, forms or other such documents regarding the Shares required under the Securities Exchange Act of 1934, as amended.

            This proxy is irrevocable, is coupled with an interest in the stock itself and an interest in the Company generally, and given for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged.

            Any proxy or proxies heretofore given by the undersigned to any person or persons with respect to the foregoing matters are hereby revoked. This Proxy shall remain in full force and effect until terminated by an instrument in writing signed by the undersigned or her heirs, legal representatives, successors or assigns, as the case may be.

Dated as of April 5, 1999


                                    ---------------------------
                                    \s\ Heidi A. Varsames

                                                                       Exhibit B

                                      PROXY

            The undersigned, Kristen Varsames, being the holder of 10,000 shares of common stock, $.01 par value, of eNote.com, Inc., a Delaware corporation (the "Company") (together with any shares of the Company which the undersigned may acquire subsequent to the date hereof, the "Shares"), does hereby irrevocably constitute and appoint John R. Varsames her true and lawful attorney, agent and proxy, to vote any or all of the Shares on her behalf and in her name, place and stead, as her proxy and representative, including without limitation to vote the Shares in any election of directors of the Company and on any proposal submitted to shareholders of the Company which may result in the merger, consolidation, liquidation, reorganization or sale of all or substantially all of the assets of the Company, and otherwise to exercise all voting rights and to enter into agreements, on her behalf, with respect to the Shares in the same manner and to the same extent as if he were the sole and absolute owner thereof in his own right; and full power and authority are hereby conferred upon John R. Varsames to do all such things within the power of a shareholder as may be incident to the foregoing, including without limitation to attend meetings of the shareholders of the Company or any continuations or adjournments thereof on the undersigned's behalf, with full power of substitution and revocation and with all the powers she would possess if personally present thereat, or to consent in writing on the undersigned's behalf to any action of the shareholders of the Company, or to file, on her behalf, any reports, forms or other such documents regarding the Shares required under the Securities Exchange Act of 1934, as amended.

            This proxy is irrevocable, is coupled with an interest in the stock itself and an interest in the Company generally, and given for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged.

            Any proxy or proxies heretofore given by the undersigned to any person or persons with respect to the foregoing matters are hereby revoked. This Proxy shall remain in full force and effect until terminated by an instrument in writing signed by the undersigned or her heirs, legal representatives, successors or assigns, as the case may be.

Dated as of April 5, 1999


                                    ---------------------------
                                    \s\ Kristen Varsames

                                                                       Exhibit B

                                      PROXY

            The undersigned, Lori A. Varsames, being the holder of 10,000 shares of common stock, $.01 par value, of eNote.com, Inc., a Delaware corporation (the "Company") (together with any shares of the Company which the undersigned may acquire subsequent to the date hereof, the "Shares"), does hereby irrevocably constitute and appoint John R. Varsames her true and lawful attorney, agent and proxy, to vote any or all of the Shares on her behalf and in her name, place and stead, as her proxy and representative, including without limitation to vote the Shares in any election of directors of the Company and on any proposal submitted to shareholders of the Company which may result in the merger, consolidation, liquidation, reorganization or sale of all or substantially all of the assets of the Company, and otherwise to exercise all voting rights and to enter into agreements, on her behalf, with respect to the Shares in the same manner and to the same extent as if he were the sole and absolute owner thereof in his own right; and full power and authority are hereby conferred upon John R. Varsames to do all such things within the power of a shareholder as may be incident to the foregoing, including without limitation to attend meetings of the shareholders of the Company or any continuations or adjournments thereof on the undersigned's behalf, with full power of substitution and revocation and with all the powers she would possess if personally present thereat, or to consent in writing on the undersigned's behalf to any action of the shareholders of the Company, or to file, on her behalf, any reports, forms or other such documents regarding the Shares required under the Securities Exchange Act of 1934, as amended.

            This proxy is irrevocable, is coupled with an interest in the stock itself and an interest in the Company generally, and given for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged.

            Any proxy or proxies heretofore given by the undersigned to any person or persons with respect to the foregoing matters are hereby revoked. This Proxy shall remain in full force and effect until terminated by an instrument in writing signed by the undersigned or her heirs, legal representatives, successors or assigns, as the case may be.

Dated as of April 5, 1999


                                    ---------------------------
                                    \s\ Lori A. Varsames

                                                                       Exhibit B

                                      PROXY

BE IT KNOWN, that I, the undersigned Shareholder of eNote.Com, Inc. a Delaware corporation (the "Corporation"), and registered owner of 250,000 shares of common stock in the Corporation (the "Stock"), hereby constitute and appoint John Varsames as my true and lawful attorney and agent for me and in my name, place and stead, to vote as my proxy for such Stock at the meetings of the shareholders of the Corporation, for the transaction of any business which may legally come before such meetings, and for me and in my name, to act as fully as I could do if personally present, with respect to said Stock. This proxy shall expire upon the earlier of (1) the date any of the undersigned's registration under applicable securities laws of the Stock in the Corporation, (2) the date upon which the undersigned may request the registration of such Stock under a letter agreement dated on or about the date hereof between the Corporation and the undersigned, or (3) the date that John Varsames is no longer the majority and controlling shareholder of the Corporation, and, in any event, upon the expiration of one year from the date hereof.

WITNESS my hand and seal this 13th day of April, 1999.


Signed: /s/James D. Richards III